Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Updated: October 23, 2014

Medtronic Acquisition

Employee Frequently Asked Questions

Updated October 23, 2014

On the following pages, you will find a compilation of frequently asked questions from employees regarding the proposed acquisition of Covidien by Medtronic. The questions are categorized by topic. Simply click on a topic listed in the table of contents to go directly to that specific section. The most recently added questions are indicated as “NEW!” If an answer has changed, it is marked as “UPDATED!” Please refer back to this document regularly, as it is updated frequently.

Question Categories

Company Confidential: For Internal Use Only—Not for Distribution	Page 1 of 18

Updated: October 23, 2014

BENEFITS – GENERAL

1.	Does Medtronic have a pension plan? If so, will my years of service with Covidien count?

We do not yet know the details of any Medtronic pension plan that Covidien employees may be eligible to participate in following the closing of the acquisition. This information will be provided as soon as it becomes available.

2.	Does Medtronic have an Employee Stock Purchase Plan?

Yes, Medtronic offers an Employee Stock Purchase Plan; however, we do not yet know the details of that plan nor do we know if or when Covidien employees will become eligible to participate. This information will be provided as soon as it becomes available.

3.	Will I receive my accrued paid time off if my position is eliminated and I do not get a position with Medtronic?

Yes, you would be eligible for the unused accrued paid time off you would normally receive when you terminate employment from Covidien.

4.	What will happen to tuition reimbursement?

Until the acquisition is completed, tuition reimbursement will continue to be managed under the current policy: If you are approved for tuition reimbursement, you must sign the standard Covidien Tuition Reimbursement Agreement. Under the terms of this agreement, if you voluntarily leave the company within a year after receiving reimbursement, you must pay back any money received in the prior 12 months. But if your position is terminated and you leave on an involuntary basis, you will not be required to repay the reimbursement money.

We do not yet know the details of any tuition reimbursement policies Medtronic may offer, nor do we know if or when Covidien employees may be eligible to participate. This information will be provided as soon as it becomes available.

5.	Will Medtronic honor my years of service with Covidien for benefit purposes?

Yes, Medtronic will honor your service with Covidien for eligibility, vesting and benefit level under Covidien benefit plans that may continue after the acquisition closes as well as Medtronic benefit plans that may replace what we currently offer. (For example, if the decision is made to transition Covidien employees to the Medtronic 401(k) plan; your years of service with Covidien would count toward eligibility and vesting in the new plan.) There are two exceptions to this:

•	Covidien benefit accrual service will not be recognized under any Medtronic defined benefit pension plan. (Note that benefits accrued under a Covidien pension plan before close will not be affected.)

•	No duplicate service will be credited for any period of employment (e.g., if you worked for both Covidien and Medtronic in the same year).

6.	Will any of Covidien’s employee programs (e.g., benefits, compensation, company policies) change now as a result of the announcement of the Medtronic acquisition?

No. Until the acquisition closes, which is subject to certain conditions, Covidien will continue to operate as an independent company. That includes continuing to manage our current benefits, compensation and other employee policies and programs.

7.	What will happen to compensation and benefit programs after the acquisition? Will we be able to maintain what we have?

Under the terms of the transaction agreement for 12 months after the acquisition date, Medtronic agreed to provide Covidien employees:

•	A base salary and target bonus opportunity that is at least equal to what they have as of the acquisition date, and

•	Other compensation opportunities and employee benefits that, in aggregate, are substantially comparable to what Covidien has in effect on the acquisition date.

Company Confidential: For Internal Use Only—Not for Distribution	Page 2 of 18

Updated: October 23, 2014

BENEFITS – U.S. ONLY

1.	What are the provisions of Medtronic’s 401(k) plan?

We do not yet know the details of Medtronic’s 401(k) plan nor do we know if or when Covidien employees will become eligible to participate in the Medtronic plan. This information will be provided as soon as it becomes available.

2.	Will Covidien’s US 401(k) program vest for employees with less than two years of service?

Yes. Employees with less than two years of service in the US 401(k) plan will become fully vested in Company contributions as of the closing date. Employees are always fully vested in their own contributions to the US 401(k) plan.

COMPENSATION AND EQUITY

1.	Does Medtronic have plans to cut wages or close or consolidate facilities?

We do not know what decisions Medtronic will make about the business once the acquisition is completed. The integration planning teams will be evaluating these and other issues in the coming months and decisions will be communicated as they are made.

2.	What will happen to my FY 14 bonus from the Annual Incentive Plan (AIP), Local Annual Incentive Plan (LAIP), or Rewards for Results (RFR) Plan?

FY 14 bonuses will be paid according to the usual annual cycle. They will be based on company and individual performance through the end of the 2014 fiscal year.

3.	What will happen to the shares I have in the Covidien Employee Stock Purchase Plan (ESPP)?

Like any other Covidien shareholder, for each share of Covidien stock you hold in the ESPP at the close of acquisition, you will receive $35.19 in cash and 0.956 of an ordinary share of Medtronic stock.

•	Example: If you have 100 shares of Covidien stock, you would receive $3,519 in cash ($35.19 x 100) and 95 shares of Medtronic stock (.956 x 100). Fractional shares will be paid in cash.

4.	What will happen with salary increases and bonus payouts in 2014? Should we expect changes to benefits and compensation?

Until the transaction is completed, Covidien and Medtronic remain independent companies and your salary and benefits remain unchanged. For 2014, we will conduct the Covidien salary, equity and bonus planning process. Employees will participate in Covidien open enrollment for Benefits in the US.

Once the transaction is completed, compensation and benefits programs will be determined by Medtronic.

5.	Can employees exercise stock options now?

Yes, employees may exercise vested stock options at any time, subject to the Covidien Insider Trading Policy.

6.	What happens if I own Covidien shares at closing?

At the closing, all Covidien shareholders will receive $35.19 in cash and 0.956 of an ordinary share of Medtronic stock for every share of Covidien stock owned.

Example: If you have 100 shares of Covidien stock, you will receive $3,519 in cash ($35.19 × 100) and 95 shares of Medtronic stock (.956 × 100) on the closing. Fractional shares will be paid in cash.

7.	As an employee of Covidien, I have been awarded, and still hold equity as part of my compensation. What will happen to my equity awards at closing?

•	All restricted unit (RSU) and performance unit (PSU) awards which were granted before June 15, 2014 and which are unvested as of the closing will be cancelled and converted into the right to receive $35.19 in cash and 0.956 shares of Medtronic in exchange for every Covidien share, subject to their RSU and PSU awards. For this purpose, the performance multiplier for PSU awards will be based on the Company’s total shareholder return determined through a performance period that ends shortly before the closing.

Company Confidential: For Internal Use Only—Not for Distribution	Page 3 of 18

Updated: October 23, 2014

•	All outstanding options (both unvested and vested but unexercised as of the closing ), and all RSU awards granted after June 15, 2014, will be converted to Medtronic awards at closing and will continue to vest according to the applicable vesting schedule.

•	Until the closing, all outstanding equity awards will vest according to their respective vesting schedules.

•	All Covidien equity awards converted to Medtronic awards will provide change in control protection for 24 months—meaning that if the equity award holder is involuntarily terminated by Medtronic (other than for cause) or resigns for good reason (as defined in the equity award agreement ) within 24 months after the closing, the equity award fully vests. Please refer to your equity award agreement for additional information. Note that equity award agreements issued before June 15, 2014 provide for a 12-month change in control protection period. Medtronic agreed to extend this protection period to 24 months and we will soon amend your terms and conditions to reflect this change.

8.	Will there be an FY15 equity grant for eligible employees?

•	If the closing has not occurred by November 1, 2014, Covidien will issue FY15 equity awards in December 2014. This process will begin in September, as planned, and will be consistent with past practices.

•	The FY15 equity awards will be issued in the form of RSUs. They will be converted to Medtronic RSUs at closing and will provide change in control protection for 24 months.

•	If an employee who holds an FY15 equity award is terminated on the closing date in a qualifying termination of employment (i.e., an involuntary termination of employment other than for cause), their FY15 equity grant will fully vest.

CUSTOMERS AND SALES

1.	Will we still have National Sales Meetings this year?

We still intend to hold National Sales Meetings, Regional Sales meetings and other Sales kick-off meetings as planned. More information will be available on the specifics of these from their respective leaders in the coming months.

2.	Do we share the same customers as Medtronic?

We do share some customers in common, but it’s likely that the actual call points within those customer organizations may differ based on the unique differences of each company’s portfolio of products and services.

3.	What do I say if a customer asks me about the transaction?

Please refer to the customer letters that have been distributed by your sales leadership.

In short, we’re confident that the combined organizations will allow us to provide improved patient care through enhanced R&D; a broad portfolio of products and services; and a strengthened ability to build value-based partnerships with our customers.

4.	Do Medtronic and Covidien have the same sales strategy?

•	Both organizations share the same passion and commitment to deliver product solutions that improve patient outcomes and enhance customer value.

•	Covidien and Medtronic leadership met the week of June 23 to start integration planning, so we will learn more about each other’s organizations over the next several weeks and months. We will share those learnings with the team as we gain more insight and integration planning details are finalized.

5.	What should we be telling our customers? What are the rationale and benefits to them?

•	Above all, this transaction will provide us with the ability to offer our customers one of the broadest portfolios of products, services and solutions to improve patient care and control costs.

•	The combined company will be the world’s premiere medical technology and services company, allowing us to treat more patients, in more ways, and in more places around the world.

Company Confidential: For Internal Use Only—Not for Distribution	Page 4 of 18

Updated: October 23, 2014

•	We believe our increased breadth and enhanced R&D will strengthen our ability to build win-win, value-based partnerships with our valued customers.

•	Our customers should know that until the transaction is completed, both Covidien and Medtronic will continue to operate as separate companies.

•	There should not be any change in day-to-day operations or corporate contracts as a result of this announcement, and they can continue to expect the innovative products and service that they have come to expect from Covidien.

6.	How will the transaction affect relationships with customers?

•	We expect a seamless transition for all of our customers after the transaction closes. Prior to the closing of the transaction, we expect that our customers’ and partners’ interactions with us will remain unchanged.

•	As part of the integration process, we will be evaluating the best ways to leverage the combined strengths of both companies to meet the needs of the evolving healthcare environment.

Company Confidential: For Internal Use Only—Not for Distribution	Page 5 of 18

Updated: October 23, 2014

EMPLOYMENT

1.	Is Medtronic open to telecommuting if I am offered a job but choose not to relocate?

•	We do not yet have information on Medtronic work policies, such as telecommuting. This information will be provided as soon as it becomes available.

2.	What will happen to current Covidien contractor or temporary roles after the acquisition closes?

•	From now until the acquisition closes, Covidien will continue to employ contractors and temporary workers as business need dictates. Following the closing of the acquisition, Medtronic will determine the business need for contract and temporary support.

3.	How will we handle goal setting for my position for FY 15?

•	We will conduct our standard annual goal setting process for FY 15. Employees will develop and document individual performance goals that align with the goals of their business or function. As we get closer to the goal setting period (October through December), your manager will provide more guidance to you on the process.

4.	What happens to employees on ex-pat assignments? Will they remain on assignment or will they be required to repatriate to their home country?

•	The acquisition announcement does not change current ex-pat assignments. If you are on assignment, your manager will keep you apprised of any future changes.

5.	What can we say to external applicants for employment between now and when the acquisition is completed?

Covidien is continuing to hire to meet our business needs and we have developed the following talking points to guide hiring managers who are in the process of recruiting candidates:

“Covidien and Medtronic announced a definitive agreement under which Covidien has agreed to combine with Medtronic. Hiring will continue to meet the business needs of Covidien. There will be no changes in your relationship with Covidien, and your day-to-day recruiting contacts will remain the same. Until the transaction closes – which is subject to certain conditions but which we expect will occur in the fourth calendar quarter of 2014 or early 2015 – we will continue to operate as separate companies. As an independent company we are continuing our work in product development, R&D and all aspects of serving our customers. Our team is committed to a smooth transition and we fully expect a seamless integration upon completion of the transaction. We look forward to this exciting new chapter and appreciate your continued interest”.

If you have questions about a particular recruiting situation, please talk to your local recruiter or HR representative.

6.	We have several former Medtronic employees on our team. Will their prior years of service count if they continue with the organization after the acquisition closes?

We do not yet know the details of Medtronic’s policies on service. This information will be provided as soon as it becomes available.

7.	When will I know how I will be impacted?

There is much work to be done before decisions about individual positions are made. While we can’t provide a specific timeline, we can commit to keeping employees updated as integration plans are developed.

In the meantime, keep in mind that until the acquisition closes, which is subject to certain conditions, Covidien will continue to operate as a separate company, so it is important to stay focused on your current role in the business to ensure that we continue to fulfill our commitments to our customers, patients, shareholders and each other.

Company Confidential: For Internal Use Only—Not for Distribution	Page 6 of 18

Updated: October 23, 2014

8.	What do we do about open positions and new hires we already have in process?

We still have important roles to fill to continue to operate independently until closing. Each business and function will continue to determine which positions need to be filled to meet their business needs.

9.	What does the acquisition mean for me and my specific position? When will I find out more?

•	Overall, the acquisition is about growth, and we expect there will be opportunities for employees of both companies as part of a larger, more diversified global organization.

•	While there is relatively limited overlap in our sales, marketing and R&D organizations, there will likely be some redundancies in administrative functions.

•	As decisions are made, we will keep employees updated.

10.	Is there a chance that I will have to relocate to be part of a Medtronic office in a different location?

•	While we can’t rule out the possibility that Medtronic will want certain positions to relocate, it’s too early to speculate on whether this will be needed and which positions will be identified for relocation.

•	We expect there will be exciting opportunities for employees of both companies as part of a larger, more diversified global organization. Both Covidien and Medtronic have proven teams of talented and experienced employees, and sales forces with strong customer relationships.

•	The integration team is being formed and we are committed to communicating what we can, when the information is available.

11.	What does this announcement mean for my position at Covidien? Will there be layoffs?

•	This combination is in large part about growth. Our businesses are highly complementary and there are strong teams at both companies.

•	Each employee base brings enormous expertise and customer relationships that, when combined, will be a formidable combination of human talent and creativity.

•	There is relatively limited overlap in our sales, marketing and R&D organizations. We expect there will be exciting opportunities for employees of both companies as part of a larger, more diversified global organization.

•	There will likely be some redundancies in administrative functions, but there will be a thorough review of those areas as part of the integration process.

•	We will keep employees updated as those efforts progress.

•	Until the transaction is completed, we remain an independent company, and we should each be focused on doing our jobs, which includes continuing to deliver to our customers, and our results for the quarter and the rest of the fiscal year.

12.	Will I be able to get a reference from Covidien if my position is eliminated?

The current Covidien policies will remain in place. In the US, Covidien will be able to confirm your dates of employment, job title, and most recent salary. Our policy does not allow us to provide any other information, including references on social media sites such as Linked-In. Policies may vary outside the US so please check with your local HR representative.

13.	Will non-compete agreements be relaxed for terminations that result from the Medtronic acquisition?

No, Covidien’s current non-compete, non-solicitation and confidentiality agreements will remain in place. Under these terms, employees are not allowed to do work for a competitor that involves products they worked on—or had confidential information about—at Covidien for 24 months or longer prior to their termination. These agreements are effective for 12 months from the termination date.

•	Employees in sales-related positions are not allowed to sell competing products within the same territory. As always, the purpose of these agreements is not to block employment, but to protect Covidien’s assets. Therefore, if an employee believes that a prospective position does not violate the agreement or can be structured in a way that does not impede Covidien’s interests, he or she may bring this to our attention, and we will examine possible solutions. If you have questions about a specific situation, please contact your local HR representative.

Company Confidential: For Internal Use Only—Not for Distribution	Page 7 of 18

Updated: October 23, 2014

INTEGRATION

1.	NEW! Following the U.S. Treasury announcement in mid-September, are there any changes to the pending transaction?

On October 3, Medtronic issued a press release, available on its website, reaffirming its commitment to the acquisition of Covidien and reiterating that the transaction remains strategically compelling. The terms of the definitive agreement to purchase Covidien remain unchanged.

2.	NEW! What happens during integration? What can I expect from now until closing?

We know from our own experience in acquiring companies what is involved in successfully executing an integration – the most important part of that is thorough planning from members of both companies. We have assembled integration planning teams – comprised of leaders from both Covidien and Medtronic – which will determine how to best unite the organizations and ensure a smooth transition. Until the transaction is completed, we remain an independent company. Let’s continue to go about our business and stay focused on our normal responsibilities. The best thing that all of us can do is continue to support Covidien – and each other – as we always have in the past.

3.	NEW! What are the goals of integration planning?

Both organizations want to ensure a smooth transition upon the closing of the acquisition of Covidien by Medtronic. While the closing is not expected until late this year or early next year, leadership is committed to doing everything they can to make that transition as seamless as possible. It’s critical that planning happens in a way that enables us to maintain our business momentum. That’s our top priority. It is also important that we put ourselves in a position to meet our growth and cost targets. Another key goal is to accelerate our journey toward becoming a fully integrated healthcare product and services company, so that together, Covidien and Medtronic will be able to offer a much broader portfolio of products and services. To accomplish that goal, both companies must be on the same page throughout the integration process, which is why we are working collaboratively with our counterparts at Medtronic during the planning stages.

4.	NEW! What are the responsibilities of the integration planning teams?

There is a core team in place as part of our integration management office (IMO). There are also functional integration planning teams and value driver teams. While they all have different areas of responsibility, collectively their charge is to come up with ideas and plans that support our integration planning goals and then execute those plans. All of this is designed to prepare us not only for day-one of the future organization, but for the days, weeks and months that follow so that we can hit the ground running and sustain our business performance.

5.	NEW! We have heard the term “Integration Summit” recently. What is that and when is it happening?

On September 25-26, the first Integration Summit took place. The regional and functional leads held in-depth discussions on the “big ideas” that were formulated at the boot camps. The purpose of the Summit is to get a better sense of how any changes in how the various functions will be run and how that will impact the business. The ultimate goal of the first summit was to come away with approved high level plans for the new organization that have been socialized with leadership. Additional summits are being held in late October and November.

Company Confidential: For Internal Use Only—Not for Distribution	Page 8 of 18

Updated: October 23, 2014

6.	NEW! Regarding the October 10th announcement by Omar Ishrak, what was the process for selecting the new Medtronic Executive Committee?

Medtronic Chairman and CEO, Omar Ishrak, in consultation with leaders in both organizations, assessed the structural approaches of each company, the future strategic needs and objectives of the new enterprise, and the current leadership talent of both organizations. From this assessment, Omar selected the structure and people he feels best represent the approach the combined company will need after the close of the transaction.

7.	NEW! Who made the decision on these leaders?

Medtronic Chairman and CEO, Omar Ishrak, after consultation with leaders in both organizations and the Medtronic Board of Directors.

8.	NEW! What will the process be for selecting the next level of leadership (individuals reporting to members of the new Executive Committee?

The new Executive Committee leaders will now select their management teams and organizations. They will use many of the same factors in designing their organizations. These factors include: assessing the strategies and organizational requirements of the new company; determining the best structure to support these strategies; and finally, selecting the appropriate talent – from either organization – to serve as leaders on their teams.

9.	NEW! When will the next level of leadership (individuals reporting to members of the new Executive Committee be named?

These leaders are scheduled to be named in November 2014. Some additional organizational structures may be announced prior to the close of the transaction; some may not be announced until after close.

10.	NEW! When will the new Executive Committee officially begin operating as the executive team of the new company?

The new Executive Committee will begin meeting as a team to support integration planning and to begin working on key post close operational processes and organizational issues.

The team will fully begin operating as a leadership team after the close of the transaction. Until the close of the transaction, each company will continue to operate in their current form, under their current leadership structures and as two separate companies.

11.	NEW! The October 10th Medtronic communication mentions that Covidien’s current Peripheral Vascular Business, including the Endovascular, Arterial and CVI businesses, will be integrated into the CVG’s Aortic and Peripheral Vascular Business after the close of the transaction. Covidien’s Venous Solutions business (compression and dialysis) is not mentioned. Will that remain with the Covidien group?

Upon close, Covidien’s Venous Solutions business will remain within the Covidien Group under Bryan Hanson’s leadership.

12.	UPDATED! Who will be on the integration team? How can I get involved?

Geoff Martha, SVP and Chief Integration Officer (MDT) and Bill Burke, VP Integration (COV) announced the structure the two companies have created to govern the integration planning process. A Joint Steering Committee (JSC), comprised of senior leaders from both companies, will oversee the process. Co-leaders for Medtronic and Covidien for the IMO in the areas of Strategy, Finance, Communication and Organization were named in mid-August for Medtronic and Covidien. These leaders will assist in launching the Functional Teams and the Business/Product Integration Teams announced on August 18th. The co-leaders from these teams will be accountable for developing detailed integration plans covering the functions and businesses of the combined company. Their focus will be to ensure the readiness of the new Medtronic when we begin operating as one company after the transaction closes.

(cont.) It is important to reiterate that we are in the planning stage and each company must continue to stay focused on delivering on our current commitments to customers, shareholders and patients. Integrating two world-class companies will require the dedication and commitment not just of these leaders but of many

Company Confidential: For Internal Use Only—Not for Distribution	Page 9 of 18

Updated: October 23, 2014

employees throughout our organizations. We remain committed to keeping employees informed of the activities of the IMO and about the transaction overall. We appreciate the many Covidien employees who had raised their hands and offered to work on the integration planning. Should there be a need to engage additional employees in the effort, you will be notified.

13.	The topic of tax inversions and the proposed transaction has received attention in the media and with U.S. government officials. Can you comment on our position?

Both Covidien and Medtronic continue to educate Members of the U.S. Congress on the rationale and merits of this transaction and why the combined product portfolios will make Medtronic a preeminent leader in delivering solutions to address the major disease states impacting patients and healthcare costs around the world.

14.	The press release indicated that $850M was identified as annual cost savings when combining the two organizations. How will that number be achieved?

The annual cost savings will reflect the shared desire by Covidien and Medtronic to be among the most efficient medical technology, services and solutions companies in the world. The savings will come through optimizing global back-office, manufacturing and supply-chain infrastructure, as well as the elimination of redundant public company costs, as was stated in the press release. A cross-functional team of Medtronic and Covidien leaders are working to plan integration and identify more specific cost and revenue synergy opportunities.

15.	When is the shareholder vote on the proposed acquisition?

The Covidien shareholder votes will occur at two special meetings of shareholders. Employees who have Covidien shares will be able to vote after the proxy statement describing the special meetings and the matters being voted upon is finalized. A date has not yet been set for the special meetings of shareholders, but we expect that they will take place on the same day sometime during the last calendar quarter of 2014.

16.	What is the future plan to communicate on details of the integration planning?

We will be providing updates on the integration planning and the activities of the integration planning work streams when they become available. Information will be updated on the Pulse and through other channels to keep employees informed.

17.	Do you believe another rebranding effort will be put in place as we transition from Covidien to Medtronic?

Branding of Covidien products and the use of the Covidien brand will be a decision that Medtronic will make as part of the integration planning process.

18.	There is discussion related to “integration planning teams” and how there would be Covidien & Medtronic representation. How and when will this integration planning team be formed?

Both Medtronic and Covidien will be represented in integration planning and each company will have leaders overseeing that work. They will work collaboratively to plan the integration of the two companies as smoothly as possible.

19.	What has the media coverage been on the transaction and the overall tone of the articles that have been written?

•	There has been considerable coverage of the announcement and the tone of the articles has been balanced overall.

•	As with any media coverage, different points of view can be expected. Both companies have emphasized the strategic value of the combination and the growth opportunities that this transaction represents, and these perspectives have come through in much of the coverage.

•	Per Covidien policy, only authorized members of the Communications function can provide statements to the media. Do not answer any questions from the media or other external groups no matter how basic they may seem. Please instruct anyone answering phones at your location to direct all media inquiries to Peter Lucht, VP External Communications at 508-452-4168.

Company Confidential: For Internal Use Only—Not for Distribution	Page 10 of 18

Updated: October 23, 2014

20.	What happens during integration? What can I expect from now until closing?

•	We know from our own experience in acquiring companies what is involved in executing an integration – the most important part being thorough planning from members of both companies.

•	An integration planning team has been assembled – comprised of leaders from both Covidien and Medtronic – which will determine how to best unite the organizations and ensure a smooth transition.

•	Until the transaction is completed, we remain an independent company. Let’s continue to go about our business and stay focused on our normal responsibilities. The best thing that all of us can do is continue to support Covidien – and each other – as we always have in the past.

21.	Why are we making this combination now – why is this time the right time to enter into this transaction?

•	We believe joining with Medtronic marks the next chapter in our journey and represents a tremendous opportunity to accelerate the achievement of our vision of providing innovative solutions that improve patient outcomes, lower the cost of healthcare delivery and expand global access to care.

•	The transaction is also driven by a strategic decision to combine the companies to be the world’s preeminent medical technology and services company, allowing us to treat more patients, in more ways, and in more places around the world.

•	Together, our combined company will be able to offer one of the broadest portfolios of products, services and solutions to treat disease and improve surgical outcomes.

22.	What will happen to the Covidien brand?

Upon closing, our newly combined company will be called Medtronic plc, although decisions regarding specific products and branding will be made later in this process.

23.	How did this deal come about?

•	This combination reflects both companies’ independent, yet complementary visions of the role that medical technology and services innovation can play in expanding access and reducing healthcare costs.

•	We have known each other, had a number of meetings and felt there was a basis for a serious discussion.

•	Covidien’s Board and management team carefully evaluated the transaction and determined that this agreement is in the best interest of Covidien and its shareholders.

•	Our team in Mansfield and around the world would have done a wonderful job continuing to advance our objectives independent of Medtronic. However, the ability to combine with one of the largest and most innovative device makers in the world provides us the opportunity to expand into adjacencies and also leverage a force multiplier that we could not replicate on our own. This is a “1+1 = 5” transaction and gives us the ability to really have a presence around the globe.

24.	The stock market reaction is confusing. What is the overall sentiment from a financial-standpoint?

We look forward to speaking further with investors and other stakeholders about the benefits of this combination.

We’ve received positive feedback from a large number of shareholders and financial analysts, and we look forward to engaging more with them over the coming months.

25.	What should employees do in the interim, until the deal is closed?

Until the close of this transaction, we will continue to operate as an independent company.

Let’s continue to go about our business with determination and stay focused on our job responsibilities. The best thing that all of us can do is continue to support Covidien – and each other.

26.	What was announced on June 15, 2014?

Covidien has announced that its Board of Directors has approved a definitive agreement under which Medtronic has agreed to acquire Covidien in a cash-and-stock transaction valued at the time at $93.22 per Covidien share, or a total of approximately $42.9 billion.

Company Confidential: For Internal Use Only—Not for Distribution	Page 11 of 18

Updated: October 23, 2014

27.	Why is Covidien combining with Medtronic?

We believe joining with Medtronic marks the next chapter in our journey and represents an opportunity to accelerate our long-term goal of treating more patients throughout the world.

Medtronic offers an extensive portfolio of therapy, procedural and systems innovations, including treatments for heart disease, diabetes and chronic pain.

Together, our combined company will be able to offer one of the broadest and most proven portfolios of products, services and solutions to treat disease and improve surgical outcomes.

28.	What will the combined company be called? Where will it be headquartered and domiciled? Who will lead it?

After the completion of the transaction, the combined company will be called Medtronic plc. It will have its global headquarters in Ireland, Covidien’s current headquarters, where both companies have a longstanding presence.

The combined company will be led by Omar Ishrak, current Chairman and CEO of Medtronic, and will maintain its U.S. headquarters in Minneapolis.

29.	What will happen to Covidien’s headquarters in Mansfield, Massachusetts? What about Covidien’s other locations and facilities around the world?

•	It’s too soon to discuss specific location impact.

•	Our businesses are highly complementary and have limited overlap in sales, marketing and R&D.

•	There will likely be some redundancies in administrative functions, but there will be a thorough review of those areas as part of the integration process.

•	We will keep employees updated as those efforts progress.

30.	What will happen to Covidien’s R&D efforts?

The combined company will have an even greater R&D pipeline. In particular, the combined company will remain strongly committed to the U.S. market through enhanced R&D investment and as a healthcare innovator, strategic business partner and employer of choice. It is important to note that there is relatively little overlap between the R&D organizations of the two companies.

31.	What can employees expect between now and the close of the transaction?

•	As we move forward, until the close of this transaction, we will continue to operate as an independent company.

•	Importantly, we all need to remain focused on doing our jobs and delivering value to our customers and patients.

32.	When is the transaction expected to close?

The transaction is expected to close in the fourth calendar quarter of 2014 or early 2015, subject to approvals from both Medtronic and Covidien shareholders, regulatory approvals and certain other closing conditions.

33.	What do I do if I’m asked about the transaction?

•	This announcement may draw attention from the media and other outside parties, and it is important that Covidien speaks with one voice.

•	If you receive any media inquiries, please forward them to Peter Lucht, at (508) 452-4168 or peter.lucht@covidien.com.

•	For vendors or customers, please refer them as you normally would within the organization. Employees who work directly with these groups will be provided information to share with them.

Company Confidential: For Internal Use Only—Not for Distribution	Page 12 of 18

Updated: October 23, 2014

INVESTOR RELATIONS

1.	Is it possible that another company could outbid Medtronic?

Our Board of Directors has a fiduciary responsibility and will act accordingly if another offer to acquire Covidien is made.

2.	Can you explain the tax benefit that we’ve heard about in the news? Is it the driving force behind the decision to combine the two companies?

The strategic and operational benefits are the primary drivers of the decision by Medtronic to acquire Covidien, not the concept of tax inversion as has been reported by the media.

3.	Why is this transaction an acquisition and not a merger?

This transaction is considered an acquisition as Medtronic, through a newly formed holding company, is acquiring the outstanding shares of Covidien and paying the Covidien shareholders for the shares they hold through a combination of cash and shares in the newly combined company.

4.	Is there a possibility the acquisition might not happen?

Yes, there is always a possibility that the acquisition may not close, such as because the conditions set forth in the transaction agreement are not satisfied. However, we currently expect that the transaction will close in late 2014 or early 2015.

LEADERSHIP

1.	UPDATED! What do Joe Almeida and Omar Ishrak do when they visit Covidien sites, as referenced in the recent Pulse article? What other sites are they scheduled to visit?

Both CEOs, together, have recently visited our New Haven, CT, Plymouth, MN, Boulder, CO, Miami, FL, Zurich, Shanghai and Tokyo sites. They are scheduled to visit Irvine, CA at the end of October. The trips provide Omar and Joe the opportunity to emphasize the strategic rationale for the transaction, meet with employees and answer their questions. Additionally, meetings are also set up with local leaders and key management to provide an overview of the businesses there, and tour our facilities. Schedules permitting, additional visits may take place over the coming months. As details become available, employees at those locations will be notified.

2.	How will the executive team benefit financially from this transaction?

•	We believe this combination creates significant value for all of our stakeholders, including many opportunities for our customers, employees and patients.

•	In addition, shareholders will receive both a significant premium for their shares and the ability to participate in the upside potential expected to result from the combination through their ownership of approximately 30% of the combined company.

•	Compensation for our executives is largely performance-based to align the interests of management with those of Covidien shareholders.

•	Joe Almeida’s compensation is also largely performance-based and is established by the Compensation and Human Resource Committee of our Board of Directors, based on an analysis of Covidien’s global peer companies and competitors.

•	A substantial portion of Mr. Almeida’s compensation associated with the transaction consists of equity accumulated during his time with Covidien as well as existing equity awards based on performance and contractual rights in his employment agreement.

•	Joe Almeida’s compensation reflects Covidien’s success in delivering significant shareholder value over his tenure beginning first as President and CEO of Covidien in July 2011; and previously as the President of our Medical Devices business segment from October 2006 to June 2011; and President of Covidien’s International business from April 2004 to September 2006.

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Updated: October 23, 2014

3.	Going forward, how will the different functions be managed? Will there be a Covidien leader who stays in place for each of our functions?

•	There is relatively limited overlap in our sales, marketing and R&D organizations. We expect there will be exciting opportunities for employees of both companies as part of a larger, more diversified global organization.

•	There will likely be some redundancies in administrative functions, but there will be a thorough review of those areas as part of the integration process.

•	We will keep employees updated as those efforts progress.

4.	What is going to happen to our executive/leadership team?

The executive leadership team will remain in their roles and continue as usual until the deal closes.

At that time, Joe Almeida will step down from his role as Chairman, President and CEO and Omar Ishrak who is currently the chairman and CEO of Medtronic, will continue in that capacity.

MEDTRONIC

1.	Can you describe Medtronic’s mission, values and culture?

Medtronic’s culture revolves around the company’s Mission of alleviating pain, restoring health and extending life for patients around the world. Everything – including the way its employees work – is grounded in the Mission, a statement that has remained unchanged for more than 50 years. Additionally, there are six tenets to the Mission:

•	To contribute to human welfare…alleviate pain, restore health, and extend life;

•	To direct Medtronic’s growth in the areas of maximum strength and ability;

•	To strive without reserve for the greatest reliability and quality; to be recognized as a company of dedication, honesty, integrity, and service;

•	To make a fair profit;

•	To recognize the personal worth of employees; and

•	To maintain good citizenship as a company.

2.	Where can I learn more about Medtronic’s leadership team?

Biographies of the Medtronic leaders are posted on the Medtronic website in the “About Us — Leadership” section.

3.	How did the companies come together to agree on this transaction?

•	The Covidien board of directors has, on an ongoing basis, considered the long-term strategy of Covidien and strategic opportunities that might be available to Covidien to enhance shareholder value, including additional investments in new growth opportunities, potential acquisitions and the possible sale or merger of Covidien.

•	Following consideration by the Covidien board of various potential strategic opportunities, on March 20, 2014, the Covidien board authorized Covidien management to approach Medtronic to discuss a potential combination of the two companies.

•	The Covidien board of directors made this decision based on its determination that Medtronic likely would have the best strategic fit with Covidien, was most likely to have an interest in and ability to execute, and would be willing to pay the highest price in, a business combination with Covidien, should the Covidien board ultimately decide to engage in such a transaction.

•	After a thorough evaluation, Covidien’s Board and management team determined that the transaction with Medtronic is in the best interest of Covidien and Covidien shareholders.

•	Together with Medtronic, we will be able to treat more patients, in more ways, and in more places around the world, while providing benefits to customers and employees of the combined company through an enhanced portfolio and additional opportunities available as part of a company with increased scale.

•	In addition, the transaction offers compelling value to Covidien shareholders through the cash component and continued participation in the future prospects expected to result from the combination through their ownership of approximately 30% of the combined company.

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Updated: October 23, 2014

4.	What is the Medtronic culture like?

Like ours, Medtronic’s culture is centered around a commitment to constant innovation and the entrepreneurial spirit of employees is encouraged and fostered. They share our deep commitment to enhancing the quality of life for patients and improving outcomes for customers and shareholders.

5.	Who is Medtronic, Inc.?

•	Founded in 1949 and headquartered in Minneapolis, Minnesota, Medtronic is a global leader in medical technology, services and solutions with operations in more than 140 countries.

•	Medtronic offers an extensive portfolio of therapy, procedural and systems innovations, including treatments for heart disease, diabetes and chronic pain.

•	Medtronic prides itself on improving lives every 3 seconds: through its work on patents, clinical trials, medical conditions and solving complex medical challenges every day.

RETENTION

1.	What is Covidien’s retention strategy? How will the company determine who gets a retention package?

As part of our regular Total Rewards offerings, Covidien has a retention program that is designed to help ensure the success of critical projects by incenting key employees working on those projects to stay—assuming there is substantial risk that they would leave. The Covidien retention program will be used as appropriate before the acquisition is completed; Medtronic will manage any retention program required after the acquisition has closed.

2.	Will any retention plans be put in place after the transaction closes?

That decision will be made by Medtronic after the transaction closes.

SEVERANCE

1.	UPDATED! Will there be a severance package if our jobs are eliminated?

If jobs are eliminated before closing, employees will receive the standard Covidien severance package.

In addition, the current severance policies covering Covidien’s US employees will be extended for 24 months after the closing. The provision of severance to Covidien employees outside the US after the closing will continue to be governed by contract and local policy, subject to the requirement that Medtronic offer employee benefits (which includes severance benefits) for 12 months after the closing date that, in the aggregate, are substantially comparable to what Covidien has in effect on the closing.

2.	If I voluntarily leave Covidien before the closing, will I be eligible for severance benefits?

•	No. Voluntary terminations are not eligible for severance benefits.

•	However, if Covidien substantially changes the terms of your employment before the closing, you may qualify for benefits based on your local severance arrangement.

3.	Where can I find a copy of the severance policy?

You can find the US Severance Policy in the Global Policies Library on the Pulse. If you are outside of the US, talk to your local HR representative.

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Updated: October 23, 2014

4.	If I am offered a job with the new company and I don’t want to relocate, am I eligible for severance if I don’t take the job?

In the US, you would be eligible for the Covidien severance program if you are required to relocate more than 50 miles to maintain your position and you do not accept the job. Outside of the US, local severance rules will apply; check with your local HR representative.

STRATEGY

1.	Covidien has been cutting costs for a while. Was this part of a bigger strategy to make the company more attractive to a potential acquiring company?

No. It has always been a business imperative that we seek out new ways to meet and exceed the expectations of customers, patients and shareholders. The productivity initiatives we’ve implemented since Covidien became an independent company have been made to ensure all of our businesses are well-positioned to maximize their contributions for the long-term strength of Covidien, and to increase shareholder value.

2.	How will we determine which projects move forward between now and when the transaction closes?

Until the transaction closes, which is subject to certain conditions, Covidien must operate as an independent company and continue to drive our pipeline of products and services. Our continued ability to deliver on commitments to customers, patients and shareholders is a critical driver for our future success as part of the new organization.

3.	Do you anticipate the Medical Supplies business being spun off or sold?

At this time, there are no plans to spin off or sell the Medical Supplies business.

4.	How does the news impact our Covidien 2020 vision and strategic imperatives?

The news does not impact Covidien 2020. We will continue to execute on our vision and strategic initiatives while operating as an independent company. Until the transaction closes, which is subject to certain conditions, Covidien 2020 will likely be assessed for alignment with Medtronic’s strategic goals.

SUPPORT AND RESOURCES

1.	How can I stay focused during this period of uncertainty?

It’s important to remember that each of us has an obligation to do our job and deliver on our commitments to our customers and patients around the world. You should continue to take pride in the work that you do.

If you or any colleagues need additional support, remember The Employee Assistance Program (1-866-421-8631) is available for U.S. employees 24/7.

2.	Where can employees obtain additional information?

•	Town hall meetings will be occurring throughout the world in the coming days, to give you the opportunity to hear from your leaders regarding the transaction and ask questions.

•	In the meantime, please review the materials on the Pulse [http://pulse/Pages/default.aspx].

•	If you have any immediate questions or concerns, please share them with us by clicking the following link: https://survey.covidien.com/votingmodule/s180/f/540570/2c45/ OR sending an e-mail to Corporate.Communications@covidien.com.

For additional information:

•	Please review the materials on the Pulse http://pulse/Pages/default.aspx.

•	If you have any immediate questions or concerns, please send an e-mail to Corporate.Communications@covidien.com.

Company Confidential: For Internal Use Only—Not for Distribution	Page 16 of 18

Updated: October 23, 2014

The directors of Covidien accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the preliminary Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the preliminary Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or

Company Confidential: For Internal Use Only—Not for Distribution	Page 17 of 18

Updated: October 23, 2014

actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.

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